SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Centennial Resource Development, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

15136A 102

(CUSIP Number)

Tony Weber

NGP Energy Capital Management, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

(972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15136A 102	Page 2 of 19

1	NAMES OF REPORTING PERSON Centennial Resource Development, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,227,062
	8	SHARED VOTING POWER -0 -
	9	SOLE DISPOSITIVE POWER 12,227,062
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,227,062
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7%*
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	The calculation assumes 183,050,000 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s current reports on Form 8-K filed October 11, 2016 and October 14, 2016 with the Securities and Exchange Commission (the “SEC”). The assumed 183,050,000 shares of Class A Common Stock outstanding consist of (a) 164,349,079 shares of outstanding Class A Common Stock and (b) 19,155,921 common units (“CRP Common Units”) of Centennial Resource Production, LLC (“CRP”) which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement (as defined below) and as described further in Item 5.

CUSIP No. 15136A 102	Page 3 of 19

1	NAMES OF REPORTING PERSON NGP X US Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,909,023 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,909,023 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,909,023 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 5, NGP X US Holdings, L.P. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by Centennial Resource Development, LLC (“CRD”) and NGP Centennial Follow-On LLC (“Follow-On”).
**	The calculation assumes 183,050,000 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s current reports on Form 8-K filed October 11, 2016 and October 14, 2016 with the SEC. The assumed 183,050,000 shares of Class A Common Stock outstanding consist of (a) 164,349,079 shares of outstanding Class A Common Stock and (b) 19,155,921 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement and as described further in Item 3.

CUSIP No. 15136A 102	Page 4 of 19

1	NAMES OF REPORTING PERSON NGP X Holdings GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,909,023 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,909,023 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,909,023 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 5, NGP X Holdings GP, L.L.C. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD and Follow-On.
**	The calculation assumes 183,050,000 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s current reports on Form 8-K filed October 11, 2016 and October 14, 2016 with the SEC. The assumed 183,050,000 shares of Class A Common Stock outstanding consist of (a) 164,349,079 shares of outstanding Class A Common Stock and (b) 19,155,921 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement and as described further in Item 3.

CUSIP No. 15136A 102	Page 5 of 19

1	NAMES OF REPORTING PERSON NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,909,023 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,909,023 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,909,023 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 5, NGP Natural Resources X, L.P. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD and Follow-On.
**	The calculation assumes 183,050,000 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s current reports on Form 8-K filed October 11, 2016 and October 14, 2016 with the SEC. The assumed 183,050,000 shares of Class A Common Stock outstanding consist of (a) 164,349,079 shares of outstanding Class A Common Stock and (b) 19,155,921 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement and as described further in Item 3.

CUSIP No. 15136A 102	Page 6 of 19

1	NAMES OF REPORTING PERSON G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,909,023 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,909,023 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,909,023 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 5, G.F.W. Energy X, L.P. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD and Follow-On.
**	The calculation assumes 183,050,000 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s current reports on Form 8-K filed October 11, 2016 and October 14, 2016 with the SEC. The assumed 183,050,000 shares of Class A Common Stock outstanding consist of (a) 164,349,079 shares of outstanding Class A Common Stock and (b) 19,155,921 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement and as described further in Item 3.

CUSIP No. 15136A 102	Page 7 of 19

1	NAMES OF REPORTING PERSON GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,909,023 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,909,023 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,909,023 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 5, GFW X, L.L.C. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD and Follow-On.
**	The calculation assumes 183,050,000 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s current reports on Form 8-K filed October 11, 2016 and October 14, 2016 with the SEC. The assumed 183,050,000 shares of Class A Common Stock outstanding consist of (a) 164,349,079 shares of outstanding Class A Common Stock and (b) 19,155,921 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement and as described further in Item 3.

CUSIP No. 15136A 102	Page 8 of 19

1	NAMES OF REPORTING PERSON NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,155,921 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,155,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,155,921(see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.5%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 5, NGP Energy Capital Management, L.L.C. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD, Follow-On and Celero Energy Company, LP.
**	The calculation assumes 183,050,000 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s current reports on Form 8-K filed October 11, 2016 and October 14, 2016 with the SEC. The assumed 183,050,000 shares of Class A Common Stock outstanding consist of (a) 164,349,079 shares of outstanding Class A Common Stock and (b) 19,155,921 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement and as described further in Item 3.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to (i) Class A Common Stock, par value $0.0001 (“Class A Common Stock”) of Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), a Delaware corporation (the “Issuer”) having a CUSIP No. of 15136A 102, (ii) Class C Common Stock, par value $0.0001 of the Issuer (“Class C Common Stock”) and (iii) common units (“CRP Common Units”) of Centennial Resource Production, LLC (“CRP”), a subsidiary of the Issuer, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement (as defined below). The principal executive offices of the Issuer are located at 1401 Seventeenth Street, Suite 1000, Denver, Colorado 80202.

Item 2.	Identity and Background

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 2.

(a),(f) This Schedule 13D is being filed jointly by each of the following persons:

(i)	Centennial Resource Development, LLC, a Delaware limited liability company (“CRD”);

(ii)	NGP X US Holdings, L.P. a Delaware limited partnership (“NGP X US Holdings”);

(iii)	NGP X Holdings GP, L.L.C., a Delaware limited liability company (“NGP X US Holdings GP”);

(iv)	NGP Natural Resources X, L.P., a Delaware limited partnership (“NGP NR X”);

(v)	G.F.W. Energy X, L.P., a Delaware limited partnership (“GFW Energy X”);

(vi)	GFW X, L.L.C., a Delaware limited liability company (“GFW X”); and

(vii)	NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”).

CRD, NGP X US Holdings, NGP X US Holdings GP, NGP NR X, GFW Energy X, GFW X and NGP ECM are collectively referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule I, attached hereto, which is incorporated herein by reference.

(b) The address of the principal office of CRD, NGP X US Holdings, NGP X US Holdings GP, NGP NR X, GFW Energy X, GFW X and NGP ECM is 5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

(c) The name, residence or business address, present principal occupation or employment and citizenship of each director, executive officer, trustees, general partners, managing members and control persons, as applicable, of each of the Reporting Persons are listed on Schedule I hereto.

(i)	CRD’s principal business is to hold shares of Class A Common Stock, Class C Common Stock and CRP Common Units, as applicable;

(ii)	NGP X US Holdings is a fund managed by NGP ECM whose primary business activity is investing in various companies;

(iii)	NGP X US Holdings GP’s primary business is to hold general partner interests in NGP X US Holdings;

(iv)	NGP NR X is a fund managed by NGP ECM whose primary business activity is investing in various companies;

(v)	GFW Energy X’s principal business is to hold general partner interests in NGP NR X;

(vi)	GFW X’s principal business is to hold general partner interests in GFW Energy X; and

(vii)	NGP ECM’s principal business is to manage various private investment funds, including NGP X US Holdings and NGP NR X.

(d) During the last five years, none of the Reporting Persons or the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 11, 2016 (the “Closing Date”), CRD, NGP Centennial Follow-On LLC, a Delaware limited liability company (“Follow-On”), Celero Energy Company, LP, a Delaware limited partnership (“Celero” and, together with CRD and Follow-On, the “Centennial Contributors”), Centennial Resource Production, LLC, a Delaware limited liability company (“CRP”) and New Centennial, LLC, a Delaware limited liability company (“NewCo”) consummated (the “Closing”) the sale of 89% of the outstanding membership interests in CRP to the Issuer, pursuant to (i) that certain Contribution Agreement, dated as of July 6, 2016 (as amended by Amendment No. 1 thereto, dated as of July 29, 2016, the “Contribution Agreement”), by and among the Centennial Contributors, CRP and NewCo, (ii) that certain Assignment Agreement, dated as of October 7, 2016, between NewCo and Silver Run Acquisition Corporation and (iii) that certain Joinder Agreement, dated as of October 7, 2016, by Silver Run Acquisition Corporation. The acquisition and the other transactions contemplated by the Contribution Agreement are collectively referred to herein as the “Business Combination.”

In connection with the Business Combination, (i) the Issuer contributed $1,485,999,739.31 to CRP, (ii) CRP paid the Centennial Contributors $1,186,744,348 in aggregate cash consideration, (iii) the Centennial Contributors retained an aggregate of 20,000,000 CRP Common Units, representing approximately 11% of the outstanding membership interests in CRP, with (A) 12,227,062 CRP Common Units being retained by CRD, (B) 3,526,040 CRP Common Units being retained by Follow-On and (C) 4,246,898 CRP Common Units being retained by Celero, (iii) the Issuer issued to the Centennial Contributors 20,000,000 shares of Class C Common Stock, par value $0.0001 per share (the “Class C Common Stock”), in the same proportions that the Centennial Contributors held CRP Common Units following the Closing and (iv) the Issuer issued to CRD one share of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). The remaining CRP Common Units, which represent approximately 89% of the outstanding membership interests in CRP, were issued to the Issuer. The Issuer is sole manager of CRP. As the sole manager, the Issuer has been delegated authority to control all of the day-to-day business affairs and decision making of CRP without the approval of any other member, unless otherwise stated in the Fifth Amended and Restated Limited Liability Company Agreement of CRP, dated as of October 11, 2016 (the “A&R LLC Agreement”).

The holders of CRP Common Units may cause CRP to redeem, from time to time, all or a portion of their CRP Common Units for, at CRP’s option, newly-issued shares of the Issuer’s Class A Common Stock on a one-for-one basis or a cash payment equal to the average of the volume-weighted closing price of one share of Class A Common Stock for the five trading days prior to the date the holder delivers a notice of redemption for each CRP Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). Upon any such redemption or exchange of CRP Common Units, a corresponding number of shares of Class C Common Stock will be cancelled.

A holder of Class C Common Stock may transfer shares of Class C Common Stock to any transferee (other than the Issuer) only if, and only to the extent permitted by the A&R LLC Agreement, such holder also simultaneously transfers an equal number of such holder’s CRP Common Units to such transferee in compliance with the A&R LLC

Agreement. Holders of Class C Common Stock vote together as a single class with holders of Class A Common Stock on all matters properly submitted to a vote of the stockholders of the Issuer. Holders of Class C Common Stock are not entitled to any dividends from the Issuer and are not entitled to receive any of the Issuer’s assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer’s affairs.

For so long as the Series A Preferred Stock remains outstanding, CRD is entitled to nominate one director for election to the Issuer’s board of directors (the “board”) in connection with any vote of its stockholders for the election of directors, and the vote of CRD is the only vote required to elect such nominee to the board. CRD, as the holder of the Series A Preferred Stock, is not entitled to any dividends from the Issuer, but is entitled to preferred distributions in liquidation in the amount of $0.0001 per share of Series A Preferred Stock. The Series A Preferred Stock is redeemable by the Issuer (a) at such time as CRD and its affiliates cease to own, in the aggregate, at least 5,000,000 CRP Common Units and/or shares of Class A Common Stock (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions), (b) at any time at CRD’s option or (c) upon a breach by CRD of the transfer restrictions relating to the Series A Preferred Stock.

Following the Closing on the Closing Date, Follow-On distributed 844,079 CRP Common Units to Carlyle Partners VI Centennial Holdings L.P., a Delaware limited partnership (“Carlyle”) and member of Follow-On, pursuant to that certain Redemption Agreement by and between Follow-On and Carlyle dated as of the Closing Date (the “Redemption Agreement”). Following such distribution, the Issuer exchanged such CRP Common Units for an equivalent amount of shares of Class A Common Stock and the cancellation of a corresponding number of shares of Class C Common Stock. After giving effect to the aforementioned transactions (collectively, the “Redemption”), Follow-On owned 2,681,961 CRP Common Units. In addition, in connection with such transactions, affiliates of Carlyle, Follow-On and NGP X US Holdings entered into a Coordination Agreement (the “Coordination Agreement”), pursuant to which Carlyle agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Class A Common Stock other than (i) to affiliates of Carlyle or (ii) concurrently with and on a proportionate basis with sales of Class A Common Stock by Follow-On and NGP X US Holdings.

The terms, rights, obligations and preferences of the Series A Preferred Stock are set forth in that certain Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”) filed by the Issuer with the Secretary of State of the State of Delaware on October 11, 2016.

The descriptions of the Contribution Agreement, A&R LLC Agreement, the Redemption Agreement, the Coordination Agreement and the Certificate of Designation set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Contribution Agreement, A&R LLC Agreement, the Redemption Agreement, the Coordination Agreement and the Certificate of Designation, which have been filed as Exhibit B, Exhibit C, Exhibit D, Exhibit E and Exhibit F, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 2, Item 3, Item 5, Item 6 and Schedule I of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Centennial Contributors were issued (i) CRP Common Units, which are exchangeable into shares of Class A Common Stock of the Issuer, and (ii) Class C Common Stock pursuant to the Business Combination and hold such CRP Common Units for investment purposes. The Reporting Persons may change their plans or proposals in the future.

The following describes plans or proposals, including those in connection with the purchase, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D.

Amended and Restated Limited Liability Agreement of CRP

Following the completion of the Business Combination, the Issuer operates its business through CRP and its subsidiaries. At the Closing, the Issuer and the Centennial Contributors entered into CRP’s A&R LLC Agreement. Under the A&R LLC Agreement, the Issuer became a member and the sole manager of CRP. The A&R LLC Agreement provides, among other things, the following terms.

Distributions. The A&R LLC Agreement allows for distributions to be made by CRP to its members on a pro rata basis out of “distributable cash” (as defined in the A&R LLC Agreement). CRP may make distributions out of distributable cash periodically to the extent permitted by the debt agreements of CRP and necessary to enable the Issuer to cover its operating expenses and other obligations, as well as to make dividend payments, if any, to the holders of our Class A Common Stock. In addition, the A&R LLC Agreement generally requires CRP to make pro rata distributions to its members in an amount at least sufficient to allow its members to pay their taxes.

CRP Common Unit Redemption Right. The A&R LLC Agreement provides a redemption right to the Centennial Contributors which entitles them to cause CRP to redeem, from time to time, all or a portion of their CRP Common Units for, at CRP’s option, newly-issued shares of the Issuer’s Class A Common Stock on a one-for-one basis or a cash payment equal to the average of the volume-weighted closing price of one share of Class A Common Stock for the five trading days prior to the date the Centennial Contributors deliver a notice of redemption for each CRP Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). In the event of a “reclassification event” (as defined in the A&R LLC Agreement), the manager is to ensure that each CRP Common Unit is redeemable for the same amount and type of property, securities or cash that a share of Class A Common Stock becomes exchangeable for or converted into as a result of such “reclassification event.” Upon the exercise of the redemption right, the Centennial Contributor will surrender its CRP Common Units to CRP for cancellation. The A&R LLC Agreement requires that we contribute cash or shares of our Class A Common Stock to CRP in exchange for a number of CRP Common Units in CRP equal to the number of CRP Common Units to be redeemed from the Centennial Contributor. CRP will then distribute such cash or shares of Class A Common Stock to such Centennial Contributor to complete the redemption. Upon the exercise of the redemption right, the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such CRP Common Units in lieu of such a redemption. Upon the redemption or exchange of CRP Common Units held by a Centennial Contributor, a corresponding number of shares of Class C Common Stock will be cancelled.

Issuer Change of Control. In connection with the occurrence of a “manager change of control” (as defined in the A&R LLC Agreement), the Issuer has the right to require each other member of CRP to cause CRP to redeem some or all of such member’s CRP Common Units and a corresponding number of shares of Class C Common Stock, in each case, effective immediately prior to the consummation of the manager change of control. From and after the date of such redemption, the CRP Common Units and shares of Class C Common Stock subject to such redemption shall be deemed to be transferred to the Issuer and each such member shall cease to have any rights with respect to the CRP Common Units and shares of Class C Common Stock subject to such redemption (other than the right to receive shares of Class A Common Stock pursuant to such redemption).

Certificate of Designation

On the Closing Date, the Issuer filed the Certificate of Designation with the Secretary of State of the State of Delaware, which sets forth the terms, rights, obligations and preferences of Series A Preferred Stock owned by CRD. CRD may not transfer the Series A Preferred Stock or any rights, powers, preferences or privileges thereunder except to an affiliate (as defined in the A&R LLC Agreement) of CRD. CRD, as the holder of the Series A Preferred Stock, is not entitled to vote on any matter on which stockholders generally are entitled to vote. In addition, CRD, as the holder of Series A Preferred Stock, is not entitled to any dividends from the Issuer but is entitled to receive, after payment or provision for debts and liabilities and prior to any distribution in respect of Class A Common Stock or any other junior securities, liquidating distributions in an amount equal to $0.0001 per share of Series A Preferred Stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer’s affairs.

The Series A Preferred Stock is not convertible into any other security of the Issuer, but is redeemable for the par value thereof by the Issuer (1) at such time that the Centennial Contributors and their affiliates cease to hold, in the aggregate, at least 5,000,000 CRP Common Units and/or shares of Class A Common Stock (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other similar transactions), (2) at any time at the option of the holder thereof or (3) upon a breach of the transfer restrictions described above. For so long as the Series A Preferred Stock remains outstanding, CRD, as the holder, is entitled to nominate one director for election to the board in connection with any vote of the Issuer’s stockholders for the election of directors, and the vote of CRD will be the only vote required to elect the Series A Director to the board. So long as the Series A Preferred Stock remains outstanding, vacancies on the Issuer’s board resulting from the death, resignation, retirement, disqualification or removal of a Series A Director will be filled only by the affirmative vote of the holder of the Series A Preferred Stock.

The descriptions of the A&R LLC Agreement and the Certificate of Designation set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the A&R LLC Agreement and the Certificate of Designation, which have been filed as Exhibit C and Exhibit F, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I are hereby incorporated herein by reference.

(a)-(b) The following disclosure assumes that a total of 183,050,000 shares of Class A Common Stock are outstanding per information contained in the Issuer’s current reports on Form 8-K filed October 11, 2016 and October 14, 2016 with the SEC. The assumed 183,050,000 outstanding shares consist of (a) 164,349,079 shares of outstanding Class A Common Stock and (b) 19,155,921 CRP Common Units which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement and which the Reporting Persons have assumed are exchanged for shares of Class A Common Stock for purposes of this Item 5.

(i)	CRD is the sole record owner of, and has the sole power to vote and dispose of, 12,227,062 (6.7%) shares of Class A Common Stock;

(ii)	NGP X US Holdings, NGP X US Holdings GP, NGP NR X, GFW Energy X, GFW X and NGP ECM do not directly own any shares of Class A Common Stock. NGP X US Holdings owns 99% of CRD, and certain members of CRD’s management team own the remaining 1%. As a result, NGP X US Holdings may be deemed to indirectly beneficially own the shares held by CRD. NGP X US Holdings disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. NGP X US Holdings GP (the sole general partner of NGP X US Holdings), NGP NR X (the sole member of NGP X US Holdings GP), GFW Energy X (the sole general partner of NGP NR X) and GFW X (the sole general partner of G.F.W. Energy X) may each be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. GFW X has delegated full power and authority to manage NGP X US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these 12,227,062 (6.7%) shares of Class A Common Stock.

(iii)	Celero Energy Management, LLC, the general partner of Celero (“Celero GP”), has voting and dispositive power over the 4,246,898 (2.3%) shares of Class A Common Stock owned by Celero. The board of managers of Celero GP consists of David Hayes, Bruce Selkirk and Christopher Ray. None of such persons individually have voting and dispositive power over these shares, and the board of managers of Celero GP acts by majority vote and thus each such person is not deemed to beneficially own the shares held by Celero GP. Natural Gas Partners VIII, L.P. (“NGP VIII”) owns 94.7% of the membership interests of Celero GP, and the remaining 5.3% is held by certain members of Celero’s management team and other minority owners. As a result, NGP VIII may be deemed to indirectly beneficially own these shares. NGP VIII disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. G.F.W. Energy VIII, L.P. (the sole general partner of NGP VIII) and GFW VIII, L.L.C. (the sole general partner of G.F.W. Energy VIII, L.P.) may each be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. GFW VIII, L.L.C. has delegated full power and authority to manage NGP VIII to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares 4,246,898 (2.3%) shares of Class A Common Stock.

(iv)

Follow-On owns 2,681,961 (1.5%) shares of Class A Common Stock. Follow-On is managed by its managing member, NGP X US Holdings. As such, NGP X US Holdings has voting and dispositive power over these shares. NGP X US Holdings disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein . NGP X US Holdings GP (the sole general partner of

NGP X US Holdings), NGP NR X (the sole member of NGP X US Holdings GP), GFW Energy X (the sole general partner of NGP NR X) and GFW X (the sole general partner of G.F.W. Energy X) may each be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. GFW X has delegated full power and authority to manage NGP X US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these 2,681,961 (1.5%) shares of Class A Common Stock.

Except as set forth or incorporated by reference in this Item 5 or Schedule I, none of the persons named in Item 2 or Schedule I beneficially owns shares of Class A Common Stock of the Issuer.

(c) There have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons or, to the Reporting Persons’ knowledge, the Other Persons, except for the acquisition of beneficial ownership of the shares of Class A Common Stock being reported on this Schedule 13D.

(d) To the Reporting Persons’ knowledge, no person other than the Reporting Persons, the Other Reporting Persons or the persons named in Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities beneficially owned by such persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 1, 3, 4 and 5 is hereby incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, on October 11, 2016, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with the Centennial Contributors and certain other signatories thereto, pursuant to which the Centennial Contributors are entitled to certain registration, demand and piggyback rights relating to shares of Class A Common Stock issuable upon the future redemption or exchange of the CRP Common Units owned by the Centennial Contributors and their permitted transferees.

Coordination Agreement

In connection with the Closing, on October 11, 2016, affiliates of Carlyle, Follow-On and NGP X US Holdings entered into a Coordination Agreement, pursuant to which Carlyle agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of Class A Common Stock received in connection with the Redemption other than (i) to affiliates of Carlyle or (ii) concurrently with and on a proportionate basis with sales of Class A Common Stock by Follow-On and NGP X US Holdings.

The descriptions of the Registration Rights Agreement and the Coordination Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement and the Coordination Agreement, which have been filed as Exhibit G and Exhibit E, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A –	Joint Filing Agreement*

Exhibit B –	Contribution Agreement, dated as of July 6, 2016, by and among Centennial Resource Development, LLC, NGP Centennial Follow-On LLC, Celero Energy Company, LP, Centennial Resource Production, LLC and New Centennial, LLC (incorporated by reference to Annex A to Issuer’s Definitive Proxy Statement on Schedule 14A filed on September 23, 2016).

Exhibit C –	Fifth Amended and Restated Limited Liability Company Agreement of Centennial Resource Production, LLC, dated as of October 11, 2016 (incorporated by reference to Exhibit 10.5 to Issuer’s current report on Form 8-K filed on October 11, 2016).

Exhibit D –	Redemption Agreement by and between NGP Centennial Follow-On LLC and Carlyle Partners VI Centennial Holdings, L.P.*

Exhibit E –	Coordination Agreement, dated as of October 11, 2016, by and among NGP Centennial Follow-On LLC, NGP X US Holdings, L.P. and CP VI-A Centennial, L.P.*

Exhibit F –	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to Issuer’s current report on Form 8-K filed on October 11, 2016).

Exhibit G –	Amended and Restated Registration Rights Agreement, dated as of October 11, 2016, by and among Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), Silver Run Sponsor, LLC, the individuals party thereto, Centennial Resource Development, LLC, NGP Centennial Follow-On LLC, Celero Energy Company, LP and Riverstone Centennial Holdings, L.P. (incorporated by reference to Exhibit 4.1 to Issuer’s current report on Form 8-K filed on October 11, 2016).

*	Filed Herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2016

CENTENNIAL RESOURCE DEVELOPMENT, LLC

By:	/s/ Ward Polzin
Name: Ward Polzin
Title: Chief Executive Officer

NGP X US HOLDINGS, L.P.

By:	NGP X US Holdings GP, L.L.C., its general partner

By:	/s/ Tony Weber
Tony Weber
Authorized Person

NGP X HOLDINGS GP, L.L.C.

By:	/s/ Tony Weber
Tony Weber
Authorized Person

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

By:	/s/ Tony Weber
Tony Weber
Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

By:	/s/ Tony Weber
Tony Weber
Authorized Member

GFW X, L.L.C.

By:	/s/ Tony Weber
Tony Weber
Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.LC.

By:	/s/ Tony Weber
Tony Weber
Authorized Member

SCHEDULE I

The name and business address of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of the Reporting Persons are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer).

Centennial Resource Development, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Ward Polzin	Chief Executive Officer and Manager	(1)	United States
Bret Siepman	Manager	(1)	United States
Chris Carter	Manager	(1)	United States
David Hayes	Manager	(1)	United States
Martin Sumner	Manager	(1)	United States
Christopher Ray	Manager	(1)	United States
Tony Weber	Manager	(1)	United States

NGP X US Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP X Holdings GP, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Natural Resources X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

G.F.W. Energy X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

GFW X, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Energy Capital Management, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Chris Carter	Executive Committee Member	(1)	United States
Tony Weber	Executive Committee Member	(1)	United States
Christopher Ray	Executive Committee Member	(1)	United States
Craig Glick	Executive Committee Member	(1)	United States
Jill Lampert	Executive Committee Member	(1)	United States

(1)	5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

Index to Exhibits

Exhibit A –	Joint Filing Agreement*

Exhibit B –	Contribution Agreement, dated as of July 6, 2016, by and among Centennial Resource Development, LLC, NGP Centennial Follow-On LLC, Celero Energy Company, LP, Centennial Resource Production, LLC and New Centennial, LLC (incorporated by reference to Annex A to Issuer’s Definitive Proxy Statement on Schedule 14A filed on September 23, 2016).

Exhibit C –	Fifth Amended and Restated Limited Liability Company Agreement of Centennial Resource Production, LLC, dated as of October 11, 2016 (incorporated by reference to Exhibit 10.5 to Issuer’s current report on Form 8-K filed on October 11, 2016).

Exhibit D –	Redemption Agreement by and between NGP Centennial Follow-On LLC and Carlyle Partners VI Centennial Holdings, L.P.*

Exhibit E –	Coordination Agreement, dated as of October 11, 2016, by and among NGP Centennial Follow-On LLC, NGP X US Holdings, L.P. and CP VI-A Centennial, L.P.*

Exhibit F –	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to Issuer’s current report on Form 8-K filed on October 11, 2016).

Exhibit G –	Amended and Restated Registration Rights Agreement, dated as of October 11, 2016, by and among Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), Silver Run Sponsor, LLC, the individuals party thereto, Centennial Resource Development, LLC, NGP Centennial Follow-On LLC, Celero Energy Company, LP and Riverstone Centennial Holdings, L.P. (incorporated by reference to Exhibit 4.1 to Issuer’s current report on Form 8-K filed on October 11, 2016).

*	Filed Herewith